                     FEDERAL DEPOSIT INSURANCE CORPORATION
                            Washington, D.C. 20429
                            ----------------------

                                   FORM 10-Q

                         QUARTERLY REPORT PURSUANT TO
                                 Section 13 of
                      The Securities Exchange Act of 1934
                       FOR QUARTER ENDED MARCH 31, 1999

                         FDIC Certificate No. 17007-1


                           FIRST MUTUAL SAVINGS BANK
                           -------------------------
                 (Exact name of bank as specified in charter)


                                 WASHINGTON
                                 ----------
                          (State of incorporation)


                                 91-0594387
                                 ----------
                    (I.R.S. Employee Identification Number)


              400 108th Avenue N.E., Bellevue, WA           98004
              ---------------------------------------------------
               (Address of principal office)           (Zip code)


    Bank's telephone number, including area code: (425) 455-7300
                                                  --------------


Indicate by check mark whether the bank (1) has filed all reports required to be filed by Section 13 of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the bank was required to file such reports),

                   Yes    X                             No
                       -------                             -------

    and (2) has been subject to such filing requirements for the past 90 days.


                   Yes    X                             No
                       -------                             -------

Number of Shares of Capital Stock Outstanding
at March 31, 1999                                              4,672,003
                                                               ---------

Item 1.  Financial Statements


                        FIRST MUTUAL SAVINGS BANK AND SUBSIDIARY
                     CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

ASSETS                                             March 31         Dec. 31
                                                     1999             1998
                                                     ----             ----
CASH AND CASH EQUIVALENTS:
  Interest-earning deposits                     $    710,953     $    216,953
  Noninterest-earning demand deposits
    and cash on hand                               3,219,450        5,312,192
                                                  ----------        ---------

                                                   3,930,403        5,529,145

MORTGAGE-BACKED AND OTHER SECURITIES
  AVAILABLE FOR SALE                              19,562,714       20,336,611

LOANS RECEIVABLE, HELD FOR SALE                   20,783,097       27,370,815

MORTGAGE-BACKED AND OTHER SECURITIES
  HELD TO MATURITY                                89,282,235       61,764,431

  LOANS RECEIVABLE                               382,525,266      365,104,247
  RESERVE FOR LOAN LOSSES                         (5,699,677)      (5,569,431)
                                                  -----------     -----------

LOANS RECEIVABLE, NET                            376,825,589      359,534,814

ACCRUED INTEREST RECEIVABLE                        3,463,724        3,311,122

LAND, BUILDINGS AND EQUIPMENT, NET                 5,477,118        5,536,748

FEDERAL HOME LOAN BANK (FHLB) STOCK,               4,969,600        4,876,500
   at cost
MORTGAGE SERVICING RIGHTS                            360,963          356,585

OTHER ASSETS                                         862,166          613,368
                                                    --------          -------

TOTAL                                           $525,517,609     $489,230,139
                                                ============     ============

                             FIRST MUTUAL SAVINGS BANK AND SUBSIDIARY
                           CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
                                            (CONTINUED)

                                                                  March 31             Dec. 31
                                                                    1999                 1998
                                                                  --------             --------
                                                                (Unaudited)
LIABILITIES:
  Deposits:
    Investor custodial checking                                $   7,477,570         $   8,146,226
    Money market deposit and
     checking accounts                                           102,851,567            90,773,090
    Regular savings                                               11,920,692            12,247,457
    Time Deposits                                                279,016,269           300,084,375
                                                                ------------           -----------

         Total deposits                                          401,266,098           411,251,148

  Drafts payable                                                   3,311,120             4,382,611
  Accounts payable and other liabilities                           2,961,516             5,465,700
  Advance payments by borrowers for
    taxes and insurance                                            2,494,038             1,517,253
  FHLB advances                                                   78,841,000            31,765,000
  Federal income taxes payable                                       692,392               186,474
                                                                    --------               -------

         Total liabilities                                       489,566,164           454,568,186

STOCKHOLDERS' EQUITY:
  Common stock, $1 par value-
    Authorized, 10,000,000 shares
    Issued and outstanding, 4,672,003
      and 4,247,275 shares, respectively                           4,672,003             4,247,275
  Additional paid-in capital                                      31,109,937            25,848,681
  Employee Stock Ownership Plan debt                                (463,806)             (603,738)
  Retained earnings                                                  717,674             5,181,720
  Accumulated other comprehensive income(loss):
    Unrealized (loss) on securities available for sale,
    net of federal income tax                                        (84,363)              (11,985)
                                                                     --------             --------

         Total stockholders' equity                               35,951,445            34,661,953
                                                                 -----------            ----------

TOTAL                                                           $525,517,609          $489,230,139
                                                                ============          ============

                        FIRST MUTUAL SAVINGS BANK AND SUBSIDIARY
                            CONSOLIDATED STATEMENTS OF INCOME

                                                            Quarters ended March 31
                                                           1999                 1998
                                                           ----                 ----
                                                                 (Unaudited)
INTEREST INCOME:
  Loans Receivable                                    $ 8,425,795           $8,350,247
  Mortgage-backed and related securities                  833,686              391,553
  Interest-earning deposits with banks                     11,388                5,176
  FHLB stock dividends                                     93,188               86,360
  U.S. Treasury, government agency
    and other securities                                  658,256              717,906
                                                         --------              -------

                                                       10,022,313            9,551,242

INTEREST EXPENSE:
  Deposits                                              4,715,094            4,783,195
  FHLB advances and other                                 764,696              561,037
                                                         --------              -------

                                                        5,479,790            5,344,232
                                                       ----------            ---------

  Net interest income                                   4,542,523            4,207,010

PROVISION FOR LOAN LOSSES                                 150,000              100,000
                                                         --------              -------

  Net interest income, after provision
   for loan losses                                      4,392,523            4,107,010

OTHER OPERATING INCOME (EXPENSE):
  Gain(Loss) on sales of loans                            393,686              675,340
  Servicing fees, net of amortization                     115,147              125,406
  Fees on deposits                                         68,218               49,198
  Other                                                   217,780              187,276
                                                         --------              -------

        Total other operating income                      794,831            1,037,220


BALANCE, carried forward                                5,187,354            5,144,230

                           FIRST MUTUAL SAVINGS BANK AND SUBSIDIARY
                              CONSOLIDATED STATEMENTS OF INCOME
                                        (CONTINUED)

                                                            Quarters ended March 31
                                                           1999                 1998
                                                           -----                ----
                                                                 (Unaudited)

BALANCE,   brought forward                               $ 5,187,354        $ 5,144,230

OPERATING EXPENSES:
  Salaries and employees benefits                          1,950,020          2,247,964
  Occupancy                                                  342,937            343,623
  Other                                                      731,737            673,333
                                                            --------            -------

     Total other operating expenses                        3,024,694          3,264,920

     Income before federal income taxes                    2,162,660          1,879,310

FEDERAL INCOME TAXES                                         733,605            638,966
                                                            --------            -------


NET INCOME                                                $1,429,055         $1,240,344
                                                          ==========         ==========

PER SHARE DATA(1):
BASIC EARNINGS PER COMMON SHARE                                $0.31              $0.28
                                                               =====              =====
EARNINGS PER COMMON SHARE-ASSUMING DILUTION                    $0.30              $0.26
                                                               =====              =====

WEIGHTED AVERAGE SHARES OUTSTANDING                        4,672,003          4,499,759
                                                           =========          =========

WEIGHTED AVERAGE SHARES OUTSTANDING
  INCLUDING DILUTIVE STOCK OPTIONS                         4,761,618          4,710,501
                                                           =========          =========


(1) Comparative Earnings Per Share data for the prior year has been restated to conform with Statement of Financial Accounting Standards No. 128. See
     Note 5.

                                      FIRST MUTUAL SAVINGS BANK AND SUBSIDIARY
                                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                                                     (UNAUDITED)


                                               Common stock       Additional            Employee stock  Accumulated
                                               ------------         paid-in    Retained    ownership    Comprehensive
                                             Shares     Amount      capital    earnings    plan debt    Income(loss)    Total
                                             ------     ------    ----------   --------    ---------    ------------    -----
BALANCE, JANUARY 1, 1997                    3,680,141  3,680,141  19,941,490   4,805,295  (1,024,111)     (6,752)   27,396,063
  Options exercised                            76,890     76,890     552,607                                           629,497
  10% stock dividend                          368,196    368,196   4,388,676  (4,756,872)                                    -
  Repayment of employee stock
    ownership plan debt                                                                      152,541                   152,541
  Cash dividends declared ($.50 per share)                                                (2,046,925)               (2,046,925)
  Comprehensive income:
    Net income                                                                             4,518,680                4,518,680
    Other comprehensive income
      (loss)--Change in unrealized
      losses on securities available
      for sale, net of federal income tax                                                                  1,972         1,972
                                                                                                                    ----------
  Comprehensive income                                                                                               4,520,652

                                             ---------  ---------  ----------   ---------   ---------   ---------   ----------
BALANCE, DECEMBER 31, 1997                   4,125,227  4,125,227  24,882,773   2,520,178   (871,570)     (4,780)   30,651,828
  Options exercised                            122,048    122,048    965,908                                         1,087,956
  Repayment of employee stock
    ownership plan debt                                                                      267,832                   267,832
  Cash dividends declared ($.60 per share)                                     (2,546,154)                          (2,546,154)
  Comprehensive income:
    Net income                                                                  5,207,696                            5,207,696
    Other comprehensive income
      (loss)--Change in unrealized
      losses on securities available
      for sale, net of federal income tax                                                                 (7,205)       (7,205)
                                                                                                                     ---------
  Comprehensive income                                                                                               5,200,491
                                             ---------  ---------  ----------  ----------  ----------   ---------   ----------
BALANCE, DECEMBER 31, 1998                   4,247,275 $4,247,275 $25,848,681  $5,181,720  $(603,738)   $(11,985)  $34,661,953
                                             ========== ========== =========== ==========  ==========   =========  ===========
  Tax benefit on Options exercised                                      5,247                                            5,247
  10% stock dividend                           424,728    424,728   5,256,009  (5,680,737)                                   -
  Repayment of employee stock
    ownership plan debt                                                                      139,932                   139,932
  Cash dividends declared ($.05 per share)                                       (212,364)                            (212,364)
  Comprehensive income:
    Net income                                                                  1,429,055                            1,429,055
    Other comprehensive income
      (loss)--Change in unrealized
      losses on securities available
      for sale, net of federal income tax                                                                (72,378)      (72,378)
                                                                                                                     ----------
  Comprehensive income                                                                                                1,356,677
BALANCE, MARCH 31, 1999                       4,672,003 $4,672,003 $31,109,937  $ 717,674  $(463,806)  $ (84,363)   $35,951,445
                                              =========  =========  ==========  =========  ==========  ==========   ===========


                                        FIRST MUTUAL SAVINGS BANK AND SUBSIDIARY
                                         CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                                                 Three months ended March 31
                                                                                                 ---------------------------
                                                                                                  1999                   1998
                                                                                                  ----                   ----
                                                                                                           (Unaudited)
OPERATING ACTIVITIES:
  Net income                                                                                    $ 1,429,055         $ 1,240,345
  Adjustments to reconcile net cash
    provided (used) by operating actiities:
    Provision for loan losses                                                                       150,000             100,000
    Depreciation                                                                                    134,582             123,867
    Deferred loan origination fees, net of accretion                                                (55,273)            (65,464)
    Amortization of Mortgage servicing rights                                                        49,735             160,095
    (Gain) Loss on sales of loans                                                                  (428,424)           (755,905)
    (Gain) Loss on sale of repossessed real estate                                                  (22,727)
    FHLB stock dividends                                                                            (93,100)            (86,300)
    Cash provided (used) by changes in
      operating assets and liabilities:
      Loans receivable held for sale                                                              6,587,718         (19,046,079)
    Accrued interest receivable                                                                    (152,602)              6,053
    Other assets                                                                                   (248,798)           (561,836)
    Drafts payable                                                                               (1,071,491)            834,526
    Accounts payable and other liabilities                                                         (845,163)            745,939
    Advance payments by borrowers for
      taxes and insurance                                                                           976,785           1,092,436
    Federal income taxes payable                                                                    505,918             448,573
                                                                                                  ----------        ------------

  Net cash provided (used) by operating activities                                                 6,916,215         (15,763,750)

INVESTING ACTIVITIES:
  Loan originations                                                                              (44,987,061)        (41,527,663)
  Loan principal repayments                                                                       27,108,658          26,059,769
  Increase (decrease) in undisbursed loan proceeds                                                   379,504          (1,450,343)
  Principal repayments & redemptions on mortgage-backed
    and other securities                                                                           8,158,617          19,100,996
  Purchase of mortgage-backed and other securities                                               (35,029,243)         (6,000,000)
  Purchase of mortgage-backed securities available for sale                                            -
  Purchases of premises and equipment                                                                (88,525)           (220,738)
  Proceeds from sale of Loans                                                                        581,431           1,011,555
 Proceeds from sale of Real Estate Held for Sale                                                     42,054                     0
                                                                                                  -----------          ----------
  Net cash provided (used) by
    investing activities, carried forward                                                         (43,834,565)         (3,026,424)


                                        FIRST MUTUAL SAVINGS BANK AND SUBSIDIARY
                                          CONSOLIDATED STATEMENTS OF CASH FLOWS
                                                       (Continued)

                                                                                                  Three months ended March 31
                                                                                                  ---------------------------
                                                                                                   1999                   1998
                                                                                                   ----                   ----
                                                                                                           (Unaudited)


BALANCE,          net cash provided (used) by
  investing activities, brought forward                                                      $ (43,834,565)           $ (3,026,424)

FINANCING ACTIVITIES:
  Net increase (decrease) in deposit accounts                                                  (14,855,971)             15,151,626
  Interest credited to deposit accounts                                                          4,870,921               4,820,859
  Proceeds from FHLB advances                                                                  105,493,000              54,145,000
  Repayment of FHLB advances                                                                   (58,417,000)            (53,670,000)
  Dividends paid                                                                                (1,911,274)             (1,652,295)
  Proceeds from exercise of stock options                                                            0                     200,595
  Repayment of Employee Stock Ownership debt                                                       139,932                 230,201
                                                                                                -----------            ------------


  Net cash provided (used) by financing activities                                              35,319,608              19,225,986
                                                                                                ----------              ----------

NET INCREASE IN CASH AND CASH
    EQUIVALENTS                                                                                 (1,598,742)                435,812

CASH:
  Beginning of year                                                                              5,529,145               5,909,165
                                                                                                ----------               ---------

  End of quarter                                                                               $ 3,930,403             $ 6,344,977
                                                                                               ===========             ===========

SUPPLEMENTAL DISCLOSURES OF CASH FLOW
    INFORMATION:
  Loans originated for mortgage banking activities                                             $44,470,319             $55,198,791
  Loans originated for investment activities                                                    44,987,061              41,527,663
                                                                                               ------------            -----------

  Total loans originated for mortgage banking
    activities and investment activities                                                       $89,457,380             $96,726,454
                                                                                               ===========             ===========

  Cash paid during three months ended March 31
  Interest                                                                                     $ 5,439,901             $ 5,340,464
                                                                                               ===========             ===========

  Income taxes                                                                                 $   185,155             $         -


                                                                                               ===========             ===========

SUPPLEMENTAL DISCLOSURES OF NONCASH
    INVESTING ACTIVITIES:

  Loans transferred to (from) real estate
    held for sale, net                                                                         $    80,001             $   186,492
                                                                                               ===========             ===========

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

NOTE 1.

The results of operations for the interim periods shown in this report are not necessarily indicative of results to be expected for the fiscal year. In the opinion of management, the information contained herein reflects all adjustments necessary to make the results of operations for the interim periods a fair statement of such operations.

NOTE 2.

MORTGAGE-BACKED AND OTHER SECURITIES AVAILABLE FOR SALE

The amortized cost and estimated fair value of securities available for sale at March 31, 1999 and December 31, 1998 are summarized as follows:

                                                       Gross              Gross           Estimated
                                 Amortized           unrealized         unrealized           fair
                                   cost                gains              losses            value
                                 ---------           ----------         ----------        ---------
MARCH 31, 1999:
FHLMC securities                 $   588,392           $ 20,777                              $ 609,169
FNMA securities                   17,132,840             29,689             157,810         17,004,719
GNMA securities                    1,967,775                  -              18,949          1,948,826
                                  ----------            -------             -------         ----------
                                 $19,689,007           $ 50,466            $176,759        $19,562,714
                                 ===========           ========            ========        ===========
DECEMBER 31, 1998:
FHLMC securities                 $   648,646           $ 17,941                              $ 666,587
FNMA securities                   17,679,888             35,825              41,675         17,674,038
GNMA securities                    1,996,385                  -                 399          1,995,986
                                  ----------            -------              ------         ----------
                                 $20,324,919           $ 53,766             $42,074        $20,336,611
                                 ===========           ========             =======        ===========

NOTE 3.

MORTGAGE-BACKED AND OTHER SECURITIES HELD TO MATURITY

The amortized cost and estimated fair value of mortgage-backed and other securities is summarized as follows:

                                                           Gross           Gross        Estimated
                                        Amortized        unrealized      unrealized        fair
                                          cost             gains           losses         value
                                        ---------        ----------      ----------     ---------
MARCH 31, 1999:
FNMA certificates                       $39,725,742        $230,210         $320,515     $39,635,437
FHLMC certificates                        2,731,097          27,053                        2,758,150
U.S. Government Agency securities        42,643,018         500,646          331,401      42,812,263
Merrill Lynch corporate bond              2,542,215                           49,815       2,492,400
Municipal bonds                             626,783                           49,059         577,724
REMICS                                    1,013,380          29,419                -       1,042,799
                                         ----------         -------          -------      ----------
                                        $89,282,235        $787,328         $750,790     $89,318,773
                                        ===========        ========         ========     ===========
DECEMBER 31, 1998:
FNMA certificates                       $14,241,885        $238,948         $ 14,235     $14,466,598
FHLMC certificates                        3,555,875          14,470            4,180       3,566,165
U.S. Government Agency securities        38,643,616         656,784          151,235      39,149,165
Merrill Lynch corporate bond              2,544,950                           33,450       2,511,500
Municipal bonds                             627,083                           36,313         590,770
REMICS                                    1,151,194          31,631                        1,182,825
U.S. Treasury securities                    999,828             172                -       1,000,000
                                         ----------         -------          -------     -----------
                                        $61,764,431        $942,005         $239,413     $62,467,023
                                        ===========        ========         ========     ===========

NOTE 4.
NONPERFORMING ASSETS

The Bank had nonperforming assets as follows.

                                                                  March 31, 1999:         December 31, 1998
                                                                  ---------------         -----------------
Nonperforming loans                                                   $475,839                 $298,503

Real Estate Held for Sale                                               86,934                   37,628
                                                                      --------                 --------
Totals                                                                $562,773                 $336,131
                                                                      ========                 ========


At March 31, 1999 and December 31, 1998, First Mutual Bank had no impaired loans as defined under Statement of Financial Accounting Standards (SFAS) No. 114, "Accounting by Creditors for Impairment of a Loan."


NOTE 5.
EARNINGS PER SHARE

Basic Earnings Per Share is computed by dividing net income by the weighted-average number of shares outstanding during the year. Diluted EPS reflects the potential dilutive effect of stock options and is computed by dividing net income by the weighted-average number of shares outstanding during the year, plus the dilutive common shares that would have been outstanding had the stock options been exercised.

The following is a reconciliation of the numerators and denominators of the basic and diluted earnings per share computations for quarters ending March 31, 1999 and March 31, 1998:

                                                                          Income                    Shares              Per share
                                                                         (numerator)            (denominator)            amount
                                                                         --------------------------------------------------------
QUARTER ENDED MARCH 31, 1999
  Basic EPS: Income available to common shareholders                     $1,429,055                  4,672,003          $ 0.31
                                                                                                                        ======
Effect of dilutive stock options                                                  -                     89,615
                                                                         ----------                  ---------
Diluted EPS:
Income available to common shareholders
plus assumed stock options exercise                                      $1,429,055                  4,761,618          $ 0.30
                                                                         ========================================================

QUARTER ENDED MARCH 31, 1998
  Basic EPS: Income available to common shareholders                     $1,240,344                  4,499,759          $ 0.28
                                                                                                                        ======
Effect of dilutive stock options                                                  -                    210,742
                                                                         ----------                  ---------
Diluted EPS:
Income available to common shareholders
plus assumed stock options exercise                                      $1,240,344                  4,710,501          $ 0.26
                                                                         ========================================================


NOTE 6.

RATE VOLUME ANALYSIS                                                  FIRST QUARTER 1999
(Dollars in thousands)                                                        VS
                                                                      FIRST QUARTER 1998
                                                                  INCREASE (DECREASE) DUE TO

                                                                                                  TOTAL
                                                                  VOLUME            RATE          CHANGE
-------------------------------------------------------------------------------------------------------------
INTEREST INCOME
     Investments:
        Mortgage-backed and related securities                    $ 542          $ (100)         $ 442
        Interest-earning deposits with banks                         11              (5)             6
        Other equity investments                                      7               -              7
        U.S. Treasury and Govt. Agencies                             17             (77)           (60)
                                                                    ---             ----           ----
          Total investments                                         577            (182)           395

     Loans:
        Residential                                                (634)            (58)          (692)
        Residential construction                                    111             (57)            54
        Multifamily                                                 393            (136)           257
        Multifamily construction                                     47             (34)            13
        Commercial real estate and Business                         455            (158)           297
        Commercial real estate construction                          33              12             45
        Consumer & Other                                             97               5            102
                                                                    ---             ---            ---
          Total loans                                               502            (426)            76
                                                                    ---             ---            ---


               Total interest income                              1,079            (608)           471

INTEREST EXPENSE
     Deposits:
        Money market deposit and checking                           182             (41)           141
        Regular savings                                             (19)            (12)           (31)
        Time deposits                                                57            (236)          (179)
                                                                    ---            -----          -----
          Total deposits                                            220            (289)           (69)

     FHLB advances and other                                        338            (134)           204
                                                                   ----            -----           ---
          Total interest expense                                    558            (423)           135


           Net interest income                                    $ 521          $ (185)         $ 336
                                                                 ======          =======         =====

NOTE 7.
SEGMENTS

The Bank is organized based on the products and services that it offers. Under this organizational structure, the Bank has 3 reportable segments: consumer banking, residential lending, and commercial lending.

Consumer banking offers depositor banking services, home equity lending, direct consumer loans, and consumer dealer financing contracts.

Residential lending offers conventional or government-insured loans to borrowers to purchase, refinance, or build homes, secured by one-to-four unit family dwellings. Embedded within the residential lending segment is a mortgage banking operation, which sells loans in the secondary mortgage market. The mortgage banking operation generally retains the right to service the loans sold (i.e., collection of principal and interest payments) for which it receives a fee based on the unpaid principal balance. The servicing rights may be resold at opportune market conditions.

Commercial lending offers permanent and interim (construction) loans for multifamily housing (over 4 units), commercial real estate properties, and loans to small and medium-sized businesses for financing inventory, accounts receivables, equipment, among other things. The underlying real estate collateral or business asset being financed typically secures these loans.

Financial information for the Bank's segments is shown below for the first quarter 1999 and 1998:

                                                           CONSUMER           RESIDENTIAL         COMMERCIAL
Quarter ended March 31:                                    BANKING              LENDING             LENDING           TOTALS
                                                           --------           -----------         ----------          ------
Revenues from external customers             1999          $2,098,936          $2,251,623          $6,201,471       $ 10,552,030
                                             1998           1,600,278           3,168,585           5,605,734         10,374,597

Revenues from other segments of the Bank     1999           4,543,186              80,802             384,194          5,008,182
                                             1998           5,205,591             123,763             352,737          5,682,091

Total Revenues                               1999           6,642,122           2,332,425           6,585,665         15,560,212
                                             1998           6,805,869           3,292,348           5,958,471         16,056,688

Net interest revenue                         1999           1,611,854             494,557           2,318,777          4,425,188
                                             1998           1,729,524             480,968           1,947,470          4,157,962

Income before federal income taxes           1999             242,314             447,861           1,561,534          2,251,709
                                             1998             577,029             846,650           1,318,674          2,742,353

Total assets as of March 31:                 1999         398,102,920          99,504,408         292,879,449        790,486,777
                                             1998         393,278,429         145,054,332         248,090,561        786,423,322

NOTE 7.
SEGMENTS (CONTINUED)


Reconciliations of segment data to the Bank consolidated financial statements are shown in the table below. The amounts for the segments would differ from the actual consolidated financial statements due to a funds transfer pricing mechanism that uses internal, proxy market interest rates, and also, various methods for allocating costs.

                                                                                   1999                    1998
                                                                                   -----                   ----
Total revenues for the quarter ended March 31:
Segment total revenues                                                              $ 15,560,212            $ 16,056,688
Back out or add back:
      Revenues from other segments of the Bank                                        (5,008,182)             (5,682,091)
      Revenues of administrative departments netted against
           overhead costs and reallocated as net costs                                   265,114                 213,865
                                                                                    ------------            ------------
Consolidated Bank total revenues                                                    $ 10,817,144            $ 10,588,462

Net interest revenue for the quarter ended March 31:
Segment net interest revenue                                                         $ 4,425,188             $ 4,157,962
Back out or add back:
      Difference between actual Bank interest expense
           and intersegment funding allocation                                           (73,937)               (105,495)
      Interest revenues of administrative departments netted
           against overhead costs and reallocated as net costs                           191,272                 154,543
                                                                                    ------------            ------------
Consolidated Bank net interest revenue                                               $ 4,542,523             $ 4,207,010

Income before federal income taxes for the quarter ended March 31:

Segment pre-tax income                                                               $ 2,251,709             $ 2,742,353
Back out or add back:
      Unallocated loan loss provision                                                   (150,000)               (100,000)
      Unallocated net expenses of administrative departments                                   -                (772,650)
      Difference between actual total Bank funding cost
           and total intersegment funding allocation                                      60,951                   9,607
                                                                                    ------------            ------------
Consolidated Bank pre-tax income                                                     $ 2,162,660             $ 1,879,310

Total assets as of March 31:

Segment total assets                                                               $ 790,486,777             786,423,322
Back out or add back:
      Inferred intersegment interest earning assets on branch deposits              (264,686,850)           (320,102,852)
      Unallocated reserve for loan loss                                               (5,699,677)             (4,919,431)
      Unallocated nonearning assets of administrative
           departments                                                                 5,417,359               7,916,828
                                                                                    ------------            ------------
Consolidated Bank total assets                                                     $ 525,517,609           $ 469,317,867

                                     PART I
                              FINANCIAL INFORMATION

ITEM 1.  FINANCIAL STATEMENTS

         Consolidated Financial Statements of First Mutual Savings Bank began in page 2.


ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         The following discussion should be read in conjunction with the attached consolidated financial statements and notes thereto, and with the audited financial statements and notes thereto for the year ended December 31, 1998.

RESULTS OF OPERATIONS

         NET INTEREST INCOME

Net interest income increased $336,000, or 8%, in the first quarter of 1999 as contrasted with the same quarter in 1998. The net interest margin for the quarter was 3.69%, which compares to 3.79%, 3.89%, 3.78%, and 3.81%, for the quarters ended December 31, 1998, September 30, 1998, June 30, 1998, and March 31, 1998, respectively.

Net interest income improved principally as a result of an increase in earning assets, which contributed $521,000 in the first quarter. Offsetting the benefit from greater earning assets, which grew from $453,475,000 at March 31, 1998 to $512,134,000 at quarter-end March 1999, was the negative impact of $185,000 from a change in interest rates. The unfavorable change in the net interest margin is attributable to a greater decrease in interest income than the corresponding figure for interest expense. Interest income, as measured by the ratio of interest income/average earning assets, dropped from 8.64% in the first quarter of 1998 to 8.13% in the same period in 1999. Interest expense, as gauged by the ratio of interest expense/average earning assets, also decreased, falling from 4.84% in the first quarter of 1998 to 4.45% in 1999. Thus, even though the interest expense ratio fell .39%, the decline of .51% in the interest income ratio was significantly greater.

One of the factors that contributed to the decrease in the net interest margin was the Bank's 107.7% increase in investment securities. At March 31, 1999, investment securities totaled $108,845,000, up $56,432,000 from the prior year's balance of $52,413,000. The yield from investment securities is dramatically less than that received from the loan portfolio; for example, investment securities at quarter-end March 1999 had an average return of 6.10%, as compared to 8.20% for the loan portfolio.

The reason for the Bank's sudden increase in investment securities is somewhat arcane. Under certain conditions the relationship between Tier I and risk-adjusted capital is such that low-rate investment securities, because of their advantaged risk-adjusted capital status, can be acquired at rates of return on equity that are equal to or greater than portfolio loans. Unfortunately, the disadvantage to acquiring those securities is that the net interest margin is degraded.

Although investment securities will continue to be purchased in the normal course of business, the Bank has no present intent to acquire securities on the scale that occurred in the first quarter.

Although the Bank's loan portfolio is composed of adjustable-rate loans, totaling 85% of the portfolio, a sharp and rapid rise in interest rates would most likely further degrade the net interest margin. Rising interest rates generally increase the Bank's cost of funds faster than the yield on earning assets.

The provision for loan losses increased from $100,000 in the first quarter of 1998 to $150,000 in the like period in 1999. The provision for loan losses reflects the amount deemed appropriate to produce an adequate reserve for possible loan losses inherent in the risk characteristics of the Bank's loan portfolio. In determining the appropriate reserve balance, the Bank takes into consideration the local and national economic outlook and the historical performance of the loan portfolio.

Of keen interest to the Bank is the mix of its loan portfolio. Currently 22.6% of the portfolio is residential loans, and the remaining 77.4% is composed of commercial, construction, and consumer loans. The residential figure of 22.6% compares, according to the fourth quarter 1998 FDIC QUARTERLY BANKING PROFILE (latest available data), to 71.9% for FDIC-insured thrift institutions and 23.6% for FDIC-insured commercial banks. Management's assessment of this information is that its loan portfolio is closely related to that of a commercial bank.

The Bank's loan loss reserves to total loans ratio was 1.41% at March 31, 1999. The comparable ratios for FDIC-insured savings institutions and commercial banks, as of December 1998, were .96% and 1.77%, respectively. Although the Bank's loan mix is similar to that of a commercial bank, and therefore arguably its ratio of loan loss reserves to total loans should correspond to the national average, management believes that the Bank's current ratio of nonperforming loans to assets warrants favorable consideration. As of quarter-end March 1999, the Bank's nonperforming assets to total assets ratio was .11%. That number compares to the state thrift average of .41% as of December 31, 1998, and the national ratios of .72% for savings institutions and .65% for commercial banks.

In summary, the Bank's provision for loan loss reserves is based on historical credit analysis and an assessment of local and national economic conditions, and it appears to be reasonable in light of the national ratio for comparable loan portfolios, when tempered by the Bank's favorable nonperforming asset status.

         OTHER OPERATING INCOME

Gain on sale of loans, which amounted to $394,000 in the first quarter of 1999, is down 41.7% from $675,000 in the like quarter of 1998, and is comprised of three distinct categories--sale of mortgage servicing rights, secondary market fees, and mortgage servicing rights.

The gain from the sale of servicing rights totaled $844,000 in the quarter ending March 31, 1998, as compared to $472,000 this year. In the first quarter of last year the Bank sold $93 million, approximately one-third of its servicing portfolio, to mitigate the risk of an early prepayment of the servicing portfolio. A sale of $32 million was executed in the first quarter of this year, and another $40 million is pending sale in the second quarter. Both transactions in 1999 represent the sale of loans originated within the last eight months.

The Bank has signed a best-efforts contract to sell servicing rights on a quarterly basis. The amount and profit of sales executed in the third and fourth quarters will depend on residential loans originated, both in terms of amount and mix of loans. The total number of loans closed and type of loans originated is heavily influenced by the nature of the interest rate yield curve and whether or not long-term rates are generally rising or falling. Rising rates usually have an adverse effect upon the amount of residential loans originated.

Since the beginning of the year interest rates have trended upward, and the Bank has experienced a decline in residential loan applications, and a recent drop in loan originations. If that trend continues, it will most likely have an adverse impact on the gain realized from the sale of servicing in the second half of 1999.

Secondary market fees are the cash gains or losses from the sale of loans into the securities market. Cash losses on loan sales of $36,153,000 in the first quarter of 1998 totaled $194,000. That figure compares to a loss of $207,000 on loan sales of $51,058,000 in the same quarter of 1999. The modestly higher loss occurring in 1999 is attributable to the $14,905,000, or 41.2%, increase in loan sales this year.

The gains recorded for mortgage servicing rights are pursuant to SFAS No. 125, ACCOUNTING FOR TRANSFERS AND SERVICING OF FINANCIAL ASSETS AND EXTINGUISHMENTS OF LIABILITIES, which requires the capitalization of internally generated servicing rights. The amount recognized as income in the first quarter of 1998 totaled $25,000 as compared to $129,000 in the same period of 1999. The increase in mortgage servicing rights (MSR) income is largely the result of greater loan sales in 1999 as compared to the previous year.

Servicing fee income, net of amortization, fell 8.2% from $125,000 in the three months ending March 31, 1998, to $115,000 in the first quarter of 1999. Servicing fee income is impacted by both the size of the servicing portfolio and the amount of amortization and loan prepayment interest expense netted against the fee income. The servicing portfolio totaled $295 million at March 31, 1998, and has since declined to $258 million. The sale of servicing throughout 1998 and into the first quarter of this year has slowly eroded the balance of the portfolio. As it is the intent of management to continue the sale of servicing in 1999, the servicing portfolio will probably continue to decline.

A constructive influence is the decrease in amortization and loan prepayment interest expense. Those two elements of expense totaled $127,000 in the first quarter of 1998, dropping 26% to $94,000 in the comparable quarter of this year.

As was noted earlier, although management currently anticipates the sale of newly originated loan servicing assets, any number of events could occur to alter that policy, to include a change in the yield curve, the amount of residential loans originated, and the Bank's assessment as to the relative benefits of selling or retaining servicing assets.

Other operating income rose $31,000, or 16.3%, in 1999 on a quarter-to-quarter comparison. The increase in other revenue is principally attributable to a rise in broker loan fee income in which the Bank functions as an agent to other financial institutions. Fee income from brokered loans amounted to $82,000 in the first quarter of 1999, as compared to $36,000 for 1998. Increased residential lending activity accounted for the growth in broker fee income. The Bank does not consider broker fees to be a sustainable source of income and would expect the revenues from this activity to fluctuate widely with loan origination volumes.

         OPERATING EXPENSES

Salaries and employee benefits declined 13.3% from $2,248,000 in the first quarter of 1998 to $1,950,000 in the same period this year. The drop in compensation costs is the result of offsetting variables--discretionary bonuses to directors and senior management, accrual of a performance bonus for the staff, and commissions paid to loan officers.

Discretionary bonuses paid to directors and senior management totaled $808,000 in the first quarter of 1998. No further discretionary bonuses were paid in 1998, nor were any paid in the first quarter of this year. Partially offsetting the benefit of no discretionary bonuses in 1999 was the additional expense of an accrual for the staff performance bonus.
This bonus is paid twice a year based on the Bank's financial results. The accrual for that bonus is recorded in accordance with management's assessment of the likelihood of meeting the targeted financial results. The performance bonus accrued in the first quarter of 1998 was $40,000, which compares to $249,000 for the same period in 1999.

Also affecting employee compensation expense were commissions paid to loan officers. Retail residential loan officers are compensated primarily by commission, and income property loan officers are partially compensated through commission payments. Loan officer commissions rose from $111,000 in the first quarter of 1998 to $192,000 this year. As was discussed earlier, the Bank has experienced a general decline since the first of the year in residential loan applications and most recently a fall in residential loan originations. If that trend continues, it will have a beneficial effect on the amount of loan officer commissions expense.

Other operating expenses increased 8.7%, from $673,000 in the first quarter of 1998 to $732,000 in the like period in 1999. The principal difference between the two quarters is the rise in legal expenses. Legal costs jumped from $25,000 in the three months ending March 31, 1998, to $108,000 this year. The Bank is considering the formation of a holding company and has engaged its corporate counsel to assist in that activity. Management anticipates that the legal expense for the second quarter of 1999 will be comparable to that experienced in the first quarter.

         NET INCOME

Net income increased 15.2% from $1,240,000 in the first quarter of 1998 to $1,429,000 in the first three months of 1999. The improvement in net income was largely a reflection of higher net interest income and reduced operating expenses, offset by a decline in fee income.

BUSINESS SEGMENTS

The Bank has identified three distinct segments of business for the purposes of management reporting. (See Note 7 to the Financial Statements.) Segment results are determined based on the Bank's management accounting process, which assigns balance sheet and income statement items to each responsible business unit. This process is dynamic and somewhat subjective. Unlike financial accounting, there is no body of guidance for management accounting equivalent to generally accepted accounting principles.

The management accounting process measures the performance of the business segments based on the management structure of the Bank and is not necessarily comparable with similar information for any other financial institution. Changes in management structure and/or the allocation process may result in changes in allocations, transfers and assignments.

         CONSUMER BANKING

Income before taxes for the consumer-banking segment dropped sharply from $577,000 in the first quarter of 1998 to $242,000 in the same quarter in 1999. Adversely impacting the consumer-banking segment was a decline in the net interest margin and increased operating expenses, both of which were partially compensated for by an increase in assets.

The net interest margin fell from 1.80% in the three months ending March 1998 to 1.59% in 1999. Although interest expense declined .21% from 5.16% in 1998 to 4.82% in 1999, the drop in the interest income rate was more severe, decreasing
 .55%.

In addition to a decline in the net interest margin, operating expenses for this business segment increased $218,000, or 16.8%, from $1,299,000 in the first quarter of 1998 to $1,516,000 in 1999. Operating expenses rose largely as a result of a full quarter's operating costs in 1999 for the Bellingham Office versus one month's costs in 1998, and the impact of an increased bankwide accrual in the staff's performance bonus.

Partially offsetting the negative effects of a lower net interest margin and higher operating costs was the growth in assets. Assets increased $4,825,000, or 1.2%, on a quarter-to-quarter basis. Average earning assets was more encouraging, up $22,973,000, or 6%.

         RESIDENTIAL LENDING

Income before taxes also fell substantially, 47.1% for the residential lending segment, from $847,000 in the first quarter of 1998 to $448,000 in 1999. Residential lending was unfavorably impacted by both a drop in fee income and higher operating expenses.

As was noted earlier, the gain from the sale of servicing rights totaled $844,000 in the first quarter of 1998 as compared to $472,000 this year. In 1998 the Bank sold $93 million of seasoned servicing rights to reduce the risk of an early prepayment of the servicing portfolio. The servicing sale this year amounted to $32 million and represented the servicing derived from recently originated loans.

Operating expenses jumped $188,000, or 47.8%, on a quarter-to-quarter comparison. The increase in operating expenses is the result of a rise in loan officer commission expense and the accrual for the bankwide staff performance bonus.

Loan applications in the first quarter of 1999 have trended downward because of generally rising mortgage interest rates. The Bank is concerned that if this trend continues the gain realized on the sale of servicing in the second half of 1999 could be materially less than that received in the first two quarters of this year.

Management anticipates that if residential loan originations were to significantly decline from the pace set in the first quarter of 1999 loan officer commission expense would drop at a commensurate rate.

         COMMERCIAL LENDING

Income before taxes for this business segment rose $243,000, or 18.4%, from $1,319,000 in the first quarter of 1998 to $1,562,000 in the like period of 1999. Net interest revenue grew $371,000, while operating expenses increased $95,000.

Net interest revenue benefited from both a modest .05% increase in the net interest margin, and a $44,789,000, or 18.1%, growth in assets. The Bank is particularly encouraged with growth in its commercial lending segment as asset improvement in this area affects core growth. In other business segments, such as residential lending, asset growth is often temporary as most of the loan originations are sold into the secondary market.

Operating expenses rose $95,000, or 13.5%, from $703,000 in the first quarter of 1998 to $798,000 in the like quarter of 1999. Operating costs were increased by higher commission costs to income property loan officers and the accrual for the bankwide staff performance bonus.

FINANCIAL CONDITION

Assets increased 7.4%, from $489,230,000 at year-end 1998 to $525,518,000 as of March 31, 1999. The change in assets is principally the result of an increase in portfolio loans and the investment securities portfolio, offset by a decline in loans held for sale.

Loans receivable rose from $365,104,000 at year-end 1998 to $382,525,000, an increase of 4.8% in three months. The growth in loan balances is largely due to an increase in the commercial real estate loan portfolio. Loan originations for commercial real estate totaled $36 million in the first quarter of 1999 as compared to $28 million in the same quarter the previous year.

Loans held for sale declined 24.1% from $27,371,000 at year-end 1998 to $20,783,000 as of March 31, 1999. Due to generally rising interest rates, loans originated for mortgage banking activities have dropped on a quarter-to-quarter comparison by $10,728,000, or 19.4%. Interest rates have continued to rise since March 31, 1999, which would at the present time most likely indicate a further decrease in loan originations and loans held for sale.

Security investments (securities available for sale and mortgage-backed and other securities held to maturity) increased $26,744,000, or 32.6%, from December 31, 1998, to the end of the first quarter 1999. As was noted earlier, the Bank acquired investment securities to take advantage of a favorable relationship between its Tier 1 and risk-adjusted capital ratios.

The Bank classifies investment securities in one of the following categories: 1) trading, 2) available for sale, or 3) held to maturity. Securities classified as AVAILABLE FOR SALE are reviewed regularly and any unrealized gains or losses are recorded in the shareholders' equity account. At March 31, 1999, the balance of the unrealized loss, net of federal income taxes, was $84,000, which compares to an unrealized loss at year-end 1998 of $12,000. Generally, falling interest rates will increase the amount recorded as unrealized gain and rising rates will decrease any unrealized gains, as the market value of securities inversely adjusts to the change in interest rates.

Real estate held for sale and nonperforming loans totaled $563,000 at March 31, 1999, and constituted a ratio of .11% of assets. That figure compares to the national thrift average of .72% (FDIC Quarterly Banking Profile, fourth quarter
1998).

Deposits declined $9,985,000, or 2.4%, in the first three months of 1999. The Bank is concerned about this trend and is taking actions to correct the problem. Continued erosion of the deposit base could eventually seriously degrade the Bank's ability to fund the growth of earning assets.

The Federal Home Loan Bank (FHLB) advances grew from $31,765,000 at year-end 1998 to $78,841,000 as of the end of the first quarter. The $47,076,000, or 148.2%, increase in FHLB advances largely reflects the $27 million increase in security investments, and the $10 million drop in deposits. As of March 31, 1999, the Bank had the capacity to borrow up to $184 million in FHLB advances, subject to sufficient collateral to support those advances. At the present time, the Bank is capable of funding its banking activity through its credit line with the FHLB. However, management believes that continued reliance on the FHLB and other wholesale sources of funds is less desirable than the utilization of retail deposits.

         LIQUIDITY AND CAPITAL RESERVES

Cash, as reported in the Statement of Cash Flows, fell by $1,599,000 in the first three months of 1999. The deposit flows for the quarter were negative, and the Bank added substantially to its investment securities portfolio.

The Bank's long-term liquidity objective is to fund growth through consumer deposits. Whenever that source is inadequate to meet the Bank's asset growth requirements, FHLB advances are normally accessed. The current ratio of FHLB advances to assets is 15%, which is below the Bank's credit limit of 35% of assets. Other sources of liquidity include the sale of loans into the secondary market, net income after the payment of dividends, and reverse repurchase agreement credit lines of $82,000,000.

The FDIC's statutory framework for capital requirements establishes five categories of capital strength, ranging from a high of well-capitalized to a low of critically under-capitalized. An institution's category depends upon its capital level in relation to relevant capital measures, including a risk-based capital measure, a leverage capital measure, and certain other factors. At March 31, 1999, the Bank exceeded the capital levels required to meet the definition of a well-capitalized institution:

                                                              FIRST MUTUAL              FDIC REQUIREMENT
                                                              SAVINGS BANK              FOR WELL-CAPITALIZED
                                                              MARCH 31, 1999            INSTITUTIONS
                                                              --------------            ------------

         Leverage Ratio                                             7.03%                    5.00%
         Tier I Risk-Based Capital Ratio                           10.14%                    6.00%
         Total Risk-Based Capital Ratio                            11.39%                   10.00%

YEAR 2000 ISSUES

The Bank relies on third-party vendors for almost all of its data processing and telecommunications systems. Consequently, its efforts to ensure that the Bank is ready for Year 2000 and that there are no meaningful interruptions to its operations are necessarily dependent on the performance of those vendors and adequate testing by the vendors and the Bank.

To date, the Bank has conducted a comprehensive review of its computer systems to identify applications that could be affected by Year 2000. It has surveyed its vendors to find out their status in addressing Year-2000 issues and is monitoring their progress.

The Bank's primary data processor supports its deposit, loan, general ledger, customer information file, accounts payable, and fixed-assets accounting systems. This processor completed its programming efforts during the second quarter 1998 and indicated that the Bank was now running, on what the processor believed, was Year-2000-ready software and hardware. During the third quarter the Bank conducted an extensive test of the software on a separate test computer provided by the processor to its clients. The computer was set ahead to the end of 1999 and rolled through January 3, 2000; in addition, it was also run through the end of February 2000 to test for leap year. Only a few minor errors were identified, and not all of them were date related. The processor has reported that all errors discovered by its clients during testing have been corrected. All of the other dates recommended for testing by the Federal Financial Institutions Examination Council were separately tested by the processor; a single Year-2000-related error was discovered, and it has been corrected. This processor will not be charging the Bank, nor its other clients, for expenses related to remediating its software to address Year-2000 issues.

Most of the Bank's other third-party vendors have indicated that their systems would be Year-2000 ready by the end of 1998. The Bank is in the process of testing those systems judged to be critical to its operations. Many of these services (such as check processing, automated teller machine transactions, automated clearinghouse transactions, and investor reporting) interface with the Bank's primary data processor and will have to be tested in conjunction with that processor. Most of that testing is expected to take place during the first half of 1999. The Bank's primary data processor is coordinating the effort and has provided the Bank a report on its progress, which is updated monthly. In its most current report the data processor indicated that 61% of testing with these vendors had been completed; individual reports on the results of the proxy testing is being provided to those clients using the particular vendors.

While the Bank does not operate any mainframe computers, it does run several local area networks to support personal-computer workstations running standardized word processing, spreadsheet, and database software to support its operations. All models of the personal-computer workstations, and most of the individual workstations, have been tested for Year-2000 functionality. All of the workstations are Year-2000 ready. A total of six personal computers have been replaced through normal attrition; one of the servers for a local area network likewise needed replacement. The Bank anticipates no other material expense related to their replacement. Likewise, much of the standardized software has been tested and found to be Year-2000 ready. Testing will continue on the remaining software; any versions found to be non-compliant will be replaced. The Bank does not expect that any additional material investment will be required to replace any of the personal-computer hardware or software at this point in time. If it becomes advisable to replace one or more of these systems, the investment would likely be a material amount.

In addition to computer software, it is possible that computer hardware and other equipment used in the Bank's operations or buildings may have microprocessors with Year-2000 issues. Most of the hardware involved in Bank's networks and workstations has been replaced over the past several years for reasons unrelated to Year 2000. In addition, surveys have been completed of items such as heating and cooling systems, vault doors, automated teller machines, and security systems. No material investments are expected related to Year-2000 readiness for these ancillary systems.

Most of the Bank's costs in this effort has involved the time of its existing staff; no one has been hired whose job is primarily related to Year-2000 issues. The Bank does not expect the cost of this project to have a material effect on its financial position or results of operations. The costs of changing to alternate vendors, or replacement of one or more in-house systems, would be material and, while not expected, could be incurred if the testing provides results which are unacceptable to the Bank.

The Bank's efforts so far have been concentrated on identifying its significant vendors, determining where they are in the process of ensuring their services will be Year-2000 ready, and monitoring their progress. A contingency plan to deal with vendors who may not be ready before Year 2000 or to deal with systems that may unexpectedly fail once Year 2000 arrives has not yet been finished. Such a plan should be completed by the end of second quarter 1999.

The Bank's operations are very dependent on the availability of utility services such as electrical power and telephone services. The Bank has received only limited information from those service providers about their Year-2000 preparedness so far.

The Bank operates within the lending and banking community including the check clearing houses. In common with other financial institutions, it has the inherent risk that a failure of any significant system of interchange among the financial institutions, or the failure of a system within one or more large banks in the Bank's geographic area, could have a material adverse effect on the Bank.

While the Bank currently believes that Year 2000 will not pose significant operational problems, there can be no assurance that its systems and the systems of other companies on which the Bank relies will be timely converted or that any conversion failures would not have a material impact on the operations of the Bank.

ITEM 3.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

         There has been no material change in the Bank's Market risk position from the end of the preceding fiscal year, December 31, 1998.


                                     PART II
                                OTHER INFORMATION


ITEM 1.  LEGAL PROCEEDINGS

         First Mutual has certain litigations and negotiations in progress resulting from activities arising from normal operations. In the opinion of management, none of these matters is likely to have a material adverse effect on the Bank's financial position.


ITEM 2.  CHANGES IN SECURITIES

         None.


ITEM 3.  DEFAULTS UPON SENIOR SECURITIES

         None.


ITEM 4.  SUBMISSION OF MATTERS TO A VOTE OF SECURITY-HOLDERS

         None.


ITEM 5.  OTHER INFORMATION

         None.


ITEM 6.  EXHIBITS AND REPORTS ON FORM 8-K

         During the quarter, the Bank did not file any Current Report on Form
8-K.




FORWARD-LOOKING STATEMENTS DISCLAIMER

Except for historical information, matters described herein are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. They are subject to risks and uncertainties that could cause actual results to differ materially. Among these are governmental fiscal policy, general interest rate changes, and other economic, competitive and operational factors.

These are some examples. Management's expectations concerning Year 2000 costs are based on test results to date. These expectations may not be achieved if additional testing, or the Bank's operating experience, show that greater changes are necessary. The Bank's goal to increase its non-residential lending depends upon healthy economic growth in the Bank's local area, as well as competitive factors. If generally adverse economic conditions were to prevail, the goal would be less likely to be realized and the goal itself might be revised. The sale of servicing rights is a decision based in part on interest rate expectations, as to which there is no certain predictability. The market for servicing rights is similarly affected by the interest rate expectations of potential purchasers. It is possible that the Bank may, at times, be unable to market servicing rights at a price acceptable to the Bank.

First Mutual Savings Bank disclaims any obligation to announce publicly future events or developments which affect the forward-looking statements herein.

                                  SIGNATURES



     Pursuant to the requirements of the Securities Exchange Act of 1934, the Bank has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.



                                          FIRST MUTUAL SAVINGS BANK



                                          /s/ John R. Valaas
                                          ---------------------------------
                                          John R. Valaas
                                          President and Chief Executive Officer




                                          /s/ Roger A. Mandery
                                          ---------------------------------
                                          Roger A. Mandery
                                          Executive Vice President
                                          (Principal Financial Officer)